REVLON CONSUMER PRODUCTS CORPORATION
237 Park Avenue
New York, New York 10017

November 21, 2005

VIA FACSIMILE & EDGAR
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Revlon Consumer Products Corporation Registration Statement on Form S-4 (File No. 333-128217)

Dear Sir or Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Revlon Consumer Products Corporation (the "Company"), respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-128217), filed by the Company on September 9, 2005, as amended by Amendment No. 1, filed on October 19, 2005 and Amendment No. 2 filed on November 15, 2005, be accelerated by the Securities and Exchange Commission (the "Commission") to Monday, November 21, 2005 at 4:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

Pursuant to your letter to the Company dated October 6, 2005, the Company hereby acknowledges the following:

•	That, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	That the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	That the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 and that such effectiveness also be confirmed in writing.

Very truly yours,
REVLON CONSUMER PRODUCTS CORPORATION

By:	/s/ Robert K. Kretzman Name: Robert K. Kretzman Title: Executive Vice President, Chief Legal Officer, General Counsel and Secretary